Filed pursuant to Rule 424(b)(3)
Registration No. 333-176811

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of a registration statement that has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 8, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated February 17, 2012)

12,500,000 Shares

Callon Petroleum Company

Common Stock

We are offering 12,500,000 shares of common stock. Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “CPE.” On September 5, 2014, the last reported sale price of our common stock as reported on the NYSE was $10.06 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-16 of this prospectus supplement and page 2 of the accompanying prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, Before Expenses, to Us
Per Share	$	$	$
Total	$	$	$

The underwriters may also purchase up to an additional 1,875,000 shares of common stock from us at the public offering price above, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement to cover any over-allotments.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or before September     , 2014.

Joint Book-Running Managers

Johnson Rice & Company L.L.C.	Scotiabank / Howard Weil

Senior Co-Managers

Canaccord Genuity	Stephens Inc.	Sterne Agee

Co-Managers

Brean Capital
Capital One Securities
Global Hunter Securities
IBERIA Capital Partners L.L.C.
MLV & Co.
Northland Capital Markets

The date of this prospectus supplement is September     , 2014.

PROSPECTUS SUPPLEMENT

PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference, provides more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus supplement, we are referring to both parts of this document combined. We urge you to carefully read this prospectus supplement, the accompanying prospectus, the information incorporated by reference herein and therein and any free writing prospectus that we authorize to be distributed to you before buying any of the securities being offered under this prospectus supplement. This prospectus supplement may supplement, update, or change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein or therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference herein and therein.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any written communication from us or the underwriters, including any free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus, or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Before you invest in our common stock, you should carefully read the registration statement (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, as well as this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The incorporated documents are described in this prospectus supplement under “Where You Can Find More Information.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the underlying prospectus and the documents incorporated by reference in this prospectus supplement include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “plan,” “forecast,” “target” or similar expressions intended to identify forward-looking statements.

All statements, other than statements of historical facts, included in this prospectus supplement, the underlying prospectus and the documents incorporated by reference in this prospectus supplement that address activities, events or developments that we expect or anticipate will or may occur in the future are forwarding looking-statements, including such things as:

•	our oil and gas reserve quantities, and the discounted present value of these reserves;

•	the amount and nature of our capital expenditures;

•	our future drilling and development plans and our potential drilling locations;

•	the timing and amount of future production and operating costs;

•	business strategies and plans of management;

•	our ability to close the pending acquisition described herein, the anticipated timing and terms of that acquisition, our ability to realize the anticipated benefits of the pending acquisition, and our ability to manage the risks of the pending acquisition; and

•	prospect development and property acquisitions.

Some of the risks, which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements, include:

•	general economic conditions including the availability of credit and access to existing lines of credit;

•	the volatility of oil and natural gas prices;

•	the uncertainty of estimates of oil and natural gas reserves;

•	the impact of competition;

•	the availability and cost of seismic, drilling and other equipment;

•	operating hazards inherent in the exploration for and production of oil and natural gas;

•	difficulties encountered during the exploration for and production of oil and natural gas;

•	difficulties encountered in delivering oil and natural gas to commercial markets;

•	changes in customer demand and producers’ supply;

•	the uncertainty of our ability to attract capital and obtain financing on favorable terms;

•	compliance with, or the effect of changes in, the extensive governmental regulations regarding the oil and natural gas business including those related to climate change and greenhouse gases;

•	actions of operators of our oil and gas properties;

•	weather conditions; and

•	the risk factors discussed under the heading “Risk Factors” in this prospectus supplement, the underlying prospectus and those discussed in the documents we have incorporated by reference.

All forward-looking statements, expressed or implied, included in this prospectus supplement, the underlying prospectus and the documents we incorporate by reference are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides a brief overview of information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus supplement, the accompanying prospectus, and any free writing prospectus distributed by us before making an investment decision, including the information presented under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus supplement and the financial statements and other information incorporated by reference into this prospectus supplement and the accompanying prospectus.

In this prospectus supplement, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “company” refer to Callon Petroleum Company and its consolidated subsidiaries. Unless otherwise noted, pro forma data give effect to the consummation of the pending acquisition, the amendment of our revolving credit facility and the closing of our new secured second lien term loan as described under “—Recent Developments—Pending Acquisition,” as well as the consummation of this offering and the use of proceeds as described under “Use of Proceeds,” in each case as if such transactions had closed immediately prior to the beginning of the period presented or as of the date presented.

Overview

Callon Petroleum Company has been engaged in the exploration, development, acquisition and production of oil and natural gas properties since 1950. In 2013, we completed our onshore strategic repositioning that began in 2009, shifting our operations from the offshore waters in the Gulf of Mexico to the onshore Permian Basin in West Texas. Our asset base is concentrated exclusively in the Midland Basin, a sub-basin located within the broader Permian Basin, characterized by high drilling success rates, high oil content, multiple vertical and horizontal productive intervals, and extensive production history.

Our net daily production for the second quarter of 2014 was 5,280 BOE/d (approximately 84% oil), representing an approximate 182% increase over comparable net daily Permian production in the second quarter of 2013. The increase is primarily attributed to our increased focus on horizontal development initiated in 2012. We currently operate two horizontal drilling rigs focused on four core development fields in the Midland Basin and recently announced plans to add a third drilling rig in the fourth quarter of 2014 supporting the horizontal development of our drilling program.

As of December 31, 2013, we had estimated proved reserves of approximately 14.9 MMBOE with a PV-10 value (a non-GAAP measure) of approximately $301.1 million. See “— Summary Historical and Pro Forma Reserve Data.”

Our Permian Basin Properties

Our operations are primarily focused on the horizontal development of multiple zones in the Southern and Central portions of the Midland Basin. As of June 30, 2014, we held 13,623 net acres in these two areas and identified a total of over 650 gross potential drilling locations targeting prospective intervals that have been drilled successfully by us and other operators. We held an additional 11,584 net exploratory acres in the Northern Midland Basin as of June 30, 2014 for which we have no current plans for development.

As described in “— Recent Developments—Pending Acquisition,” on August 29, 2014, we entered into agreements for the acquisition of properties in Midland, Andrews, Ector and Martin Counties in the Central Midland Basin. Pro forma for the pending acquisition, we would have the following operating metrics:

•	6,745 BOE/d (80% oil) of estimated average net daily production during the second quarter of 2014;

•	Estimated net proved developed producing reserves of 11.8 MMBOE as of December 31, 2013 with 75% oil content;

•	29,646 net acres, including 18,062 net surface acres or 100,090 net Effective Horizontal Acres (see “–Summary Pro Forma Effective Horizontal Acres”) located in the Southern and Central portions of the Midland Basin (including a separate pending acquisition of 577 net acres in Reagan County as of June 30, 2014);

•	37 producing horizontal wells and 272 producing vertical wells as of August 29, 2014; and

•	1,097 gross potential horizontal drilling locations (772 net) as of June 30, 2014, targeting a total of nine prospective zones.

Southern Midland Basin

The Southern Midland Basin is presently our largest operating area in terms of production and includes producing properties in Upton, Reagan and Crockett Counties in Texas covering 10,263 net surface acres as of June 30, 2014. We commenced horizontal drilling efforts at our East Bloxom field in 2012 and subsequently expanded our efforts to two additional fields (Garrison Draw and Taylor Draw) in the Southern Midland Basin using pad development. Our horizontal wells are currently producing from three zones of the Wolfcamp shale (Upper Wolfcamp B, Lower Wolfcamp B and Wolfcamp A). We plan to continue focusing on these intervals across our entire position in the Southern Midland Basin in 2014 and expect to test additional zones in future years, including the Lower Spraberry, Wolfcamp C, Cline and Jo Mill.

We recently added to our acreage position at the Garrison Draw field in Reagan County with a separate pending acquisition of 577 net acres for a purchase price of approximately $1.5 million.

Central Midland Basin

Our Central Midland Basin operations included 3,360 net surface acres as of June 30, 2014 with producing properties in Midland and Ector Counties. We added the Carpe Diem field to our horizontal drilling program in 2014, initially targeting the Wolfcamp B zone. We believe this area is prospective for multiple horizontal development zones, and we recently drilled our first Lower Spraberry well as we delineate zones in addition to the Wolfcamp B. Other operators have drilled additional zones on offsetting acreage located close to our fields, including the Middle Spraberry, Wolfcamp A, Cline and Clearfork.

Pro forma for the pending acquisition, we will own approximately 7,222 net acres in Midland, Andrews, Ector and Martin Counties, Texas.

Our Business Strategies

Our goal is to enhance stockholder value through the execution of the following strategies:

Drive production, cash flow and reserve growth through accelerated horizontal development of our resource base. We believe our horizontal development efforts provide improved returns relative to vertical development of our resource base. Our initial vertical development programs allowed us to amass a database related to the subsurface geology and rock characteristics over the last several years. This information, combined with our review of industry activity and best practices, provided the foundation for us to initiate the horizontal development of our resource base in 2012 and further increase horizontal activity in recent quarters. As of August 29, 2014, we had 36 producing horizontal wells, all of which we operate. During the second quarter of 2014, approximately 80% of our total Permian production was sourced from horizontal wells. We expect to grow the contribution of horizontal production volumes both from our existing properties and from properties acquired in the pending acquisition as we accelerate our activity in the fourth quarter of 2014.

Expand our multi-year inventory through development of additional productive zones and potential downspacing. Our horizontal development drilling efforts to date have been primarily focused on the Upper and Lower Wolfcamp B zones, establishing production from both zones in the Southern Midland Basin. We have focused on these development zones to reduce drilling risk as we continue to grow our asset base in the Permian Basin, though we continue to expand our development zones. Most recently, we drilled two Wolfcamp A wells in the Southern Midland Basin and our first Lower Spraberry well in the Central Midland Basin. We believe incremental opportunities exist to selectively target other prospective zones across various positions of our acreage, including the Clearfork, Jo Mill, Middle Spraberry, Wolfcamp C and Cline formations (in order of relative depth), and we are developing plans to selectively test these zones after evaluation of offsetting results from other operators. In addition, we will continue to monitor the efficiency of our horizontal wells related to reservoir drainage over time, and will pursue downspacing initiatives within target zones if we belive overall returns would be enhanced.

Pursue selective acquisitions in the Permian Basin. We have demonstrated our ability to acquire acreage in the Midland Basin. Excluding the pending acquisition, we have added a total of 5,485 net acres since the third quarter of 2012 for $31.3 million in the Midland Basin. Specifically, we added our Southern Midland Basin Taylor Draw field in 2012 and Garrison Draw Field in 2013 for a total of $23 million, including acquired production and proved reserves. These two fields are now part of our core horizontal development plan. We have built on these acquisitions with recent acquisitions of acreage near our existing East Bloxom field, as well as the completion of an acreage trade at Garrison Draw that added contiguous acreage for effective long-lateral horizontal development. We will continue to pursue leasehold acquisitions in the Permian Basin that we believe have multi-zone horizontal resource potential similar to the pending acquisition. See “– Recent Developments.”

Maintain financial liquidity and capacity to capitalize on growth opportunities. We believe that our asset base provides the opportunity to deploy a significant amount of capital for horizontal development in the coming years. We have focused on positioning ourselves to supplement our cash flow from operations with an improved cost of debt capital. In addition to this offering, we plan to refinance our existing second lien term loan balance of $82 million with a new secured second lien term loan of up to $275 million, which would fund a portion of the pending acquisition and provide long-term capital to support our ongoing drilling program. In addition, we expect our borrowing base to increase to approximately $250 million upon closing of the pending acquisition under an amended senior revolving credit facility.

Our Competitive Strengths

We believe that the following competitive strengths will help us successfully execute our business strategies:

Established resource base and acreage position in the core of the Permian Basin. Our production is exclusively from the Permian Basin in West Texas, an area that has supported production since the 1940s. The Basin has well-established infrastructure from historical operations, and we believe the Basin also benefits from a relatively stable regulatory environment that has been established over time. As of December 31, 2013, we had estimated total proved reserves of approximately 14.9 MMBOE with a PV-10 value (a non-GAAP measure) of approximately $301.1 million. See “— Summary Historical and Pro Forma Reserve Data.”

Multi-year drilling inventory. Our pro forma net acreage position in core Southern and Central Midland Basin fields provides visible growth potential from a horizontal drilling inventory of 1,097 gross potential horizontal well locations in multiple horizons across our Southern and Central Midland Basin acreage as of June 30, 2014. We have identified this inventory based upon the results of horizontal wells drilled by us and other offsetting operators, our analysis of core data, and existing vertical well performance. Of these potential locations, approximately 547 are identified in the Upper Wolfcamp B, Lower Wolfcamp B, Wolfcamp A and Lower Spraberry zones which we have drilled to date on our existing acreage.

Experienced team operating in the Permian Basin. We have assembled a management team experienced in acquisitions, exploration, development and production in the Midland Basin. Reflective of this experience, we have realized improvements in our drilling and capital efficiency since launching our horizontal drilling program in 2012. For example, our average drill time for a typical 7,500 foot lateral Wolfcamp shale well decreased from approximately 30 days at the start of our drilling program in 2012 to under 20 days based on recent drilling performance in 2014. We continue to evaluate our completion techniques and downspacing initiatives that we believe have the potential to improve resource recovery and contribute to enhanced returns on capital. In addition, we regularly evaluate our operating results against those of other operators in the area in an effort to benchmark our performance.

High degree of operational control. We operate substantially all of our Midland Basin acreage, providing us the opportunity to modify our operational plans to respond to changes in operational and commodity price environments. This operating control also allows us to modify drilling and completion techniques and to change drilling schedules as needed to manage the assimilation of newly acquired acreage that may have drilling commitments.

Recent Developments

Pending Acquisition

On August 29, 2014, we entered into definitive agreements with an effective date of May 1, 2014 to purchase two producing fields in Midland, Andrews, Ector and Martin Counties, Texas from unaffiliated private sellers. We have also entered into an agreement to assume operatorship of these properties upon the closing of the acquisitions, which is expected to occur in early October 2014. The pending acquisition includes 3,862 net acres (62.0% working interest / 46.5% net revenue interest) and average net daily production of approximately 1,465 BOE/d for the second quarter of 2014. Estimated net proved developed producing reserves attributable to the properties to be acquired as of June 30, 2014, based on our internal estimates, were 4.0 MMBOE. Our estimates of proved reserves are based on our analysis of production data provided by the sellers and available geologic and other data; and we may revise our estimates after assuming ownership of these properties. These two Central Midland Basin fields, the Casselman and Bohannon fields, directly offset our existing Pecan Acres field and are also in close proximity to our Carpe Diem field in the Central Midland Basin. Total consideration for the acquisition is $212.6 million in cash, before customary purchase price adjustments from the effective date.

The properties have 164 producing vertical wells and one producing horizontal well. An additional horizontal well targeting the Wolfcamp B has recently been drilled and is awaiting completion. Based on results of our recent horizontal wells producing at the Carpe Diem field and those of offsetting operators, we estimate the pending acquisition would add 440 potential gross drilling locations (273 net) targeting seven prospective intervals, with 188 of these gross locations (117 net) targeting the Wolfcamp B, Lower Spraberry and Middle Spraberry zones, which are currently producing in offsetting fields.

We have received a commitment from JPMorgan Chase Bank, National Association to increase the borrowing base under our current senior secured revolving credit facility to $250 million and to refinance our existing secured second lien term loan with a new secured second lien term loan of up to $275 million. We plan to use the net proceeds of this offering and the proceeds from the new secured second lien term loan of up to $275 million to fund the pending acquisition, to redeem our existing secured second lien term loan and to repay borrowings under our revolving credit facility.

The commitment to increase the amount of the borrowing base under our revolving credit facility and to provide the $275 million secured second lien term loan is subject to typical closing conditions, including the consummation of the pending acquisition. Both the revolving credit facility and the $275 million secured second lien term loan will contain affirmative and negative covenants and events of default customary for such facilities.

We estimate as of June 30, 2014 on a pro forma basis we will have approximately $250 million of available borrowing capacity under our revolving credit facility.

Horizontal Development Plan

On August 6, 2014, we announced our intention to accelerate our horizontal drilling program in the fourth quarter of 2014 with the addition of a vertical rig that will be dedicated to drilling the vertical portion of our horizontal wells prior to the arrival of a horizontal rig that will drill the curve and lateral portion of the wells. Under this plan, we expect to complete an estimated 40 gross operated horizontal wells in 2015 with associated operational capital expenditures of approximately $270 million. This drilling activity is currently anticipated to encompass both our existing acreage and the properties acquired in the pending acquisition. We will also evaluate opportunities for increased activity on the acquired acreage once additional infrastructure and offtake capacity are established.

Corporate Information

Our principal executive offices are located at 200 North Canal Street, Natchez, Mississippi 39120. Our telephone number is (601) 442-1601, and our website is www.callon.com. Information contained on or accessible through our website is not incorporated by reference into or otherwise a part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Issuer	Callon Petroleum Company

Common stock offered by us	12,500,000 shares

Common stock outstanding immediately after this offering	53,415,039 shares (55,290,039 if the underwriters exercise the over-allotment option in full)

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,875,000 additional shares of our common stock to cover any over-allotments.

Use of proceeds	We estimate that our net proceeds from this offering (based on an assumed offering price of $10.06, which is the last reported sale price of our common stock on the NYSE on September 5, 2014) will be approximately $118.6 million after deducting underwriting discounts and commissions and estimated offering expenses, or approximately $136.5 million if the underwriters exercise the over-allotment option in full.

We plan to use the net proceeds of this offering and the proceeds from the new secured second lien term loan of up to $275 million to fund the pending acquisition, to redeem our existing secured second lien term loan and to repay borrowings under our revolving credit facility. If the pending acquisition is not consummated, we intend to use the net proceeds of this offering to fund a portion of our exploration and development activities and for general corporate purposes, which may include leasehold interest and property acquisitions, repayment of indebtedness and working capital. See “Use of Proceeds.”

Dividend policy	We have not declared or paid any cash or other dividends on our common stock, and we do not expect to declare or pay any cash or other dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	You should carefully read and consider the information beginning on page S-16 of this prospectus supplement and page 2 of the accompanying prospectus set forth under the headings “Risk Factors” and all other information set forth in this prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference before deciding to invest in our common stock.

Conflicts of interest	We will use a portion of the net proceeds of this offering to repay indebtedness owed by us to affiliates of the underwriters that are lenders under our revolving credit agreement. See “Use of Proceeds.” As such repayment may constitute more than 5% of the net proceeds, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. See “Underwriting; Conflicts of Interest — Conflicts of Interest.”

NYSE symbol	CPE

The number of shares to be outstanding after this offering is based on 40,915,039 shares of our common stock outstanding as of September 3, 2014 and excludes 1,152,000 shares that may be issued pursuant to outstanding awards under our equity compensation plans. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data as of and for each of the periods indicated. The summary historical consolidated financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011 are derived from our historical audited consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this prospectus supplement. The summary consolidated financial data as of and for the six months ended June 30, 2014 and 2013 have been derived from our unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2014, which is incorporated by reference into this prospectus supplement. Operating results for the periods presented below are not necessarily indicative of results that may be expected for any future periods. The summary pro forma consolidated financial data for the year ended December 31, 2013 and the six months ended June 30, 2014 has been derived from the unaudited pro forma consolidated financial statements and related notes included as Exhibit 99.3 to our Form 8-K filed with the SEC on September 8, 2014, and the audited statements of revenues and direct operating expenses of the properties to be acquired in the pending acquisition for the three years ended December 31, 2013 and unaudited statements of revenues and direct operating expenses of the properties to be acquired in the pending acquisition for the six months ended June 30, 2014 and 2013, each included as Exhibit 99.2 to our Form 8-K filed with the SEC on September 8, 2014, and incorporated by reference in this prospectus supplement. Pro forma data give effect to the consummation of the pending acquisition, the amendment of our revolving credit facility and the closing of our new secured second lien term loan as described under “—Recent Developments—Pending Acquisition,” as well as the consummation of this offering and the use of proceeds as described under “Use of Proceeds,” in each case as if such transactions had closed immediately prior to the beginning of the period presented or as of the date presented. Pro forma financial data are not necessarily representative of the results we would have achieved if we had owned the properties being acquired in the pending acquisition during the periods presented.

You should review this information together with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and related notes included, as applicable, in this prospectus supplement and our Annual Report on Form 10-K for the year ended December 31, 2013, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as amended, and our subsequent filings with the SEC, in each case, incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Pro Forma		Six Months Ended June 30,		Year Ended December 31,
	Six Months Ended June 30, 2014	Year Ended December 31, 2013

			2014	2013	2013	2012	2011
	(in thousands)
Statement of Operations Data:

Operating revenues
Crude oil revenues	$85,597	$132,231	$68,619	$38,601	$88,960	$96,584	$100,962
Natural gas revenues	8,406	19,535	5,168	6,700	13,609	14,149	26,682

Total oil and natural gas revenues	94,003	151,766	73,787	45,301	102,569	110,733	127,644

Operating expenses
Lease operating expenses	10,968	26,478	8,593	10,836	19,779	23,330	18,285
Production taxes	4,964	6,127	4,182	1,532	4,133	3,224	2,062
Depreciation, depletion and amortization	30,858	68,352	22,520	21,696	43,967	49,701	48,701
General and administrative	20,446	20,534	20,446	8,284	20,534	20,358	16,636
Accretion expense	433	1,846	401	1,098	1,785	2,253	2,338
Gain on sale of other property and equipment	(1,080)	—	(1,080)	—	—	—	—
Impairment of other property and equipment	—	1,707	—	—	1,707	1,177	—

Total operating expenses	66,589	125,044	55,062	43,446	91,905	100,043	88,022

Income from operations	27,414	26,722	18,725	1,855	10,664	10,690	39,622

Other (income) expense
Interest expense	8,824	21,003	2,802	3,052	6,094	9,108	11,717
Gain on early extinguishment of debt	(3,205)	(3,696)	(3,205)	—	(3,696)	(1,366)	(1,942)
Gain on acquired assets	—	—	—	—	—	—	(5,041)
(Gain) loss on derivative contracts	7,198	1,360	7,198	(1,563)	1,360	(1,717)	—
Other income	(142)	(485)	(142)	(89)	(485)	(79)	(1,426)

Total other (income) expense	12,675	18,182	6,653	1,400	3,273	5,946	3,308

Income before income taxes	14,739	8,540	12,072	455	7,391	4,744	36,314
Income tax expense (benefit)	6,402	3,506	5,469	494	3,104	2,223	(69,283)

Income (loss) before equity in earnings of Medusa Spar LLC	8,337	5,034	6,603	(39)	4,287	2,521	105,597
Equity in earnings of Medusa Spar LLC	—	17	—	(3)	17	226	799

Net income (loss)	8,337	5,051	6,603	(42)	4,304	2,747	106,396
Preferred stock dividends	(3,947)	(4,627)	(3,947)	(680)	(4,627)	—	—

Income (loss) available to common stockholders	$4,390	$424	$2,656	$(722)	$(323)	$2,747	$106,396

Cash Flow Data:
Capital expenditures			$127,219	$69,385	$170,609	$135,374	$100,243
Net cash flow provided by operating activities			35,597	20,237	54,329	51,290	79,167
Net cash flow used in investing activities			(124,952)	(67,380)	(79,804)	(93,073)	(91,511)
Net cash flow (used in) provided by financing activities			87,515	59,410	27,348	(243)	38,703

Balance Sheet Data (at period end):
Cash and cash equivalents	$4,800		$1,172	$13,406	$3,012	$1,139	$43,795
Property and equipment, net	646,028		437,479	320,380	324,187	269,521	215,912
Total assets	766,736		539,918	441,203	423,953	378,173	369,707
Total long-term debt	275,000		166,500	109,053	75,748	120,668	125,345
Stockholders’ equity	399,767		282,589	276,535	279,094	205,971	201,202

SUMMARY HISTORICAL AND PRO FORMA OPERATING DATA

The following table summarizes our net production and operating data on an historical basis and pro forma basis assuming the consummation of the pending acquisition prior to the beginning of the period presented.

	Pro Forma		Historical
	Six Months Ended June 30, 2014	Year Ended December 31, 2013	Six Months Ended June 30,		Year Ended December 31,
			2014	2013	2013	2012	2011
Production:
Oil (MBbl)	915	1,371	737	404	911	977	996
Natural gas (MMcf)	1,332	4,271	816	1,525	3,011	3,588	5,081
Net production volumes:
Total oil equivalent (MBOE)	1,137	2,083	873	658	1,413	1,575	1,843
Average daily production (BOE/d)	6,282	5,706	4,823	3,596	3,871	4,303	5,049
Average sales price[1]:
Oil (per Bbl)	$93.55	$96.45	$93.11	$95.55	$97.65	$98.86	$101.34
Natural gas (per Mcf)	$6.31	$4.57	$6.34	$4.39	$4.52	$3.94	$5.25
Average unit cost per BOE:
Lease operating expense	$9.65	$12.71	$9.84	$16.47	$14.00	$14.81	$9.92
Production taxes	$4.37	$2.94	$4.79	$2.32	$2.92	$2.05	$1.12
General and administrative	$17.98	$9.86	$23.42	$12.59	$14.53	$12.93	$9.03
Depreciation, depletion, amortization and accretion	$27.14	$32.82	$25.79	$32.97	$31.12	$31.56	$26.42

[1]	Includes the impact of derivative contracts for years ended December 31, 2012 and 2011.

SUMMARY HISTORICAL AND PRO FORMA RESERVE DATA

The following table summarizes, on an historical basis and pro forma basis (assuming the consummation of the pending acquisition prior to the beginning of the period presented), estimated net proved oil and natural gas reserves attributable to our properties and the PV-10 value and standardized measure amounts associated with the estimated proved reserves attributable to our properties. The historical data is based on reserve reports prepared by Huddleston & Co., our independent reserve engineers. The pro forma data has been prepared by our internal reserve engineers. The PV-10 value and standardized measure amounts shown in the table are not intended to represent the current market value of our estimated oil and natural gas reserves.

	December 31, 2013
	Pro Forma	Historical
Estimated net proved reserves[1]:
Oil (MBbl)	14,806	11,898
Natural gas (MMcf)	26,160	17,751
Total proved (MBOE)[2]	19,166	14,857
Proved developed (MBOE)	11,780	7,470
Proved undeveloped (MBOE)	7,387	7,387
Percent oil	77%	80%
Percent proved developed	61%	50%
PV-10 value[3,4] ($000)	$402,998	$301,144
Standardized measure ($000)	$374,083	$283,946
Average price used in calculation of standardized measure:
Oil (per Bbl)	$92.53	$92.16
Natural Gas (per Mcf)	$5.21	$5.45

1	Our estimated net proved reserves and related standardized measure were determined using index prices for oil and natural gas, without giving effect to commodity derivative contracts, held constant throughout the life of our properties. The prices are based on the average prices during the 12-month period prior to the ending date of the period covered, determined as the unweighted arithmetic average of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, and are adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions and other factors affecting the price realized at the wellhead.
2	One Boe is equal to six Mcf of natural gas based on a rough energy equivalency. This is a physical correlation and does not reflect a value or price relationship between the commodities.
3	PV-10 value is derived from the standardized measure of discounted future net cash flows, which is the most directly comparable GAAP financial measure. PV-10 value is a computation of the standardized measure on a pre-tax basis. PV-10 value is equal to the standardized measure at the applicable date, before deducting future income taxes, discounted at 10%. We believe that the presentation of PV-10 value is relevant and useful to investors because it presents the discounted future net cash flows attributable to our estimated net proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of our oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies. We use this measure when assessing the potential return on investment related to our oil and natural gas properties. PV-10 value, however, is not a substitute for the standardized measure. Our PV-10 value and the standardized measure do not purport to present the fair value of our oil and natural gas reserves. The following table provides a reconciliation of PV-10 value to the standardized measure for our proved reserves at December 31, 2013:

	December 31, 2013
	Pro Forma	Historical
	(in thousands)
PV-10 value	$402,998	$301,144
Present value of future income taxes, discounted at 10%	28,915	17,198

Standardized measure[4]	$374,083	$283,946

4	Standardized measure is calculated in accordance with Accounting Standards Codification (“ASC”) Topic 932, Extractive Activities — Oil and Gas.

SUMMARY PRO FORMA EFFECTIVE HORIZONTAL ACRES

The following table provides a summary of what we believe to be our combined pro forma horizontal acreage position that is prospective for hydrocarbon production across our target horizontal zones underneath our total pro forma surface acreage of 22,757 gross (18,062 net) acres. Our belief is based upon our evaluation of our initial horizontal drilling results and those of other operators in our area to date as well as our interpretation of available geologic and engineering data. In particular, we have analyzed and interpreted well results and other data acquired through our participation in the drilling of horizontal and vertical wells that have penetrated our target horizontal zones as well as the results of the properties we have agreed to acquire in the pending acquisition. We have also analyzed data from various industry studies detailing the geology and geochemistry of these target horizontal zones, both within and beyond the boundaries of our leases and the leases we have agreed to acquire in the pending acquisition, in order to evaluate and compare the drilling results of other operators’ known productive wells and areas to our expected results. In addition, to evaluate the prospectivity of our combined horizontal acreage, we have used 3-D seismic data and performed open-hole and mud log evaluations, core analysis and drill cuttings analysis. We refer to the summation of our horizontal acreage across the multiple target zones as our “Effective Horizontal Acreage.” We believe this acreage metric more accurately conveys our horizontal drilling opportunities in our target zones than our total surface acreage, and we believe our analysis of engineering, geological, geochemical and seismic data is based on industry standards.

	Pro Forma Effective Horizontal Acreage1 2
	Gross	Net
Target Horizontal Zones:
Clearfork	6,230	3,862
Middle Spraberry	10,007	6,582
Jo Mill	20,086	14,212
Lower Spraberry	22,006	16,132
Wolfcamp A	22,290	16,380
Upper Wolfcamp B	22,290	16,380
Lower Wolfcamp B	10,363	7,877
Wolfcamp C	10,363	7,877
Wolfcamp D (Cline)	15,125	10,788

Total Effective Horizontal Acreage	138,760	100,090

[1]	Our calculation of our Effective Horizontal Acreage is an inexact estimate. We cannot assure you that any amount of our Effective Horizontal Acreage listed above in each of our target horizontal zones is prospective for that zone. Additionally, we cannot ascertain what portion of our Effective Horizontal Acreage will ever be drilled. See “Risk Factors — Our Effective Horizontal Acreage is based on our and other operators’ current drilling results and our interpretation of available geologic and engineering data and therefore is an inexact estimate subject to various uncertainties.”
[2]	The properties to be acquired in the pending acquisition consist of 6,230 gross (3,862 net) surface acres or 43,607 gross (27,036 net) Effective Horizontal Acres in Midland, Andrews, Ector and Martin Counties in Texas.

RISK FACTORS

An investment in our common stock involves risks. Prior to making a decision about investing in our common stock, you should carefully consider the risk factors listed below and discussed under the heading “Risk Factors” in the accompanying underlying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated herein by reference. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occurs, our business, results of operations and financial condition could suffer, and you could lose your investment in us.

Our analysis of the properties subject to the pending acquisition was based in part on information provided to us by the sellers and the limited representations, warranties and indemnifications of the sellers contained in the purchase agreements, which may prove to be incorrect, resulting in our not realizing the expected benefits of these acquisitions.

Our analysis of the properties subject to the pending acquisition, including our estimates of the associated proved reserves, is based in part on information provided to us by the sellers, including historical production data. Our independent reserve engineers have not provided a report regarding the estimates of reserves with respect to the properties subject to these acquisitions. As a result, the assumptions on which our internal estimates of proved reserves and horizontal drilling locations included in or incorporated by reference into this prospectus supplement have been based may prove to be incorrect in a number of material ways, resulting in our not realizing our expected benefits of these acquisitions. In addition, the representations, warranties and indemnities of the sellers contained in the purchase agreements are limited, and we may not have recourse against the sellers in the event that the acreage does not perform as expected.

The purchase agreements for the pending acquisition contain conditions to closing, some of which are beyond our control, and we may be unable to consummate the pending acquisition.

The purchase agreements for the pending acquisition contain closing conditions, including satisfaction with title and environmental due diligence. In addition, the closing of each of the purchase agreements is contingent upon the closing of the other purchase agreements. It is possible that one or more of the conditions in a purchase agreement will not be satisfied, and we may be unable or unwilling to consummate the pending acquisition. If the pending acquisition is not closed, under certain circumstances, we may be required to forfeit our $10.6 million earnest money deposit under the purchase agreements. If we are unable to close the pending acquisition, our common stock price could be adversely affected.

Closing of this offering is not conditioned on the closing of the pending acquisition. If the pending acquisition is not consummated, we intend to use any remaining net proceeds to fund a portion of our exploration and development activities and for general corporate purposes, which may include leasehold interest and property acquisitions, repayment of indebtedness and working capital.

The pending acquisition involves risks associated with acquisitions and integrating acquired properties, including the potential exposure to significant liabilities, and the intended benefits of the pending acquisition may not be realized.

The pending acquisition involves risks associated with acquisitions and integrating acquired properties into existing operations, including that:

•	our senior management’s attention may be diverted from the management of daily operations to the integration of the assets acquired in the pending acquisition;

•	we could incur significant unknown and contingent liabilities for which we have limited or no contractual remedies or insurance coverage;

•	the properties acquired in the pending acquisition may not perform as well as we anticipate; and

•	unexpected costs, delays and challenges may arise in integrating the assets acquired in the pending acquisition into our existing operations.

Even if we successfully integrate the properties acquired in the pending acquisition into our operations, it may not be possible to realize the full benefits we anticipate or we may not realize these benefits within the expected timeframe. If we fail to realize the benefits we anticipate from the pending acquisition, our business, results of operations and financial condition may be adversely affected.

Our pro forma Effective Horizontal Acreage is based on our and other operators’ current drilling results and our interpretation of available geologic and engineering data and therefore is an inexact estimate subject to various uncertainties.

Our pro forma Effective Horizontal Acreage is equal to what we believe to be our combined horizontal acreage position that is prospective for hydrocarbon production across our target horizontal zones underneath our total surface acreage in the Southern and Central portions of the Midland Basin inclusive of 138,760 gross (100,090 net) acres. We calculated the number of Effective Horizontal Acres based upon our evaluation of our initial vertical and horizontal drilling results, the drilling results of nearby offsetting operators and our interpretation of available geologic and engineering data. While we believe this acreage metric more accurately conveys our horizontal drilling opportunities due to the multiple, stacked development zones that exist within the Basin and that our calculation was properly built upon available engineering, geological, geochemical and seismic data accumulated in accordance with industry standards, we acknowledge that our calculation of our Effective Horizontal Acreage is an inexact estimate. We cannot assure you that all or any portion of our Effective Horizontal Acreage is prospective for our target zones, that any portion of our Effective Horizontal Acreage will ever be drilled or that, if drilled, any portion of our Effective Horizontal Acreage will result in commercially productive wells.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $118.6 million, after deducting the underwriting commissions and estimated offering expenses payable by us (or approximately $136.5 if the underwriters’ option to purchase additional shares is exercised in full), based on an assumed offering price of $10.06 per share, which is the last reported sale price of our common stock on the NYSE on September 5, 2014. We plan to use the net proceeds of this offering and the proceeds from the new secured second lien term loan of up to $275 million to fund the pending acquisition, to redeem our existing secured second lien term loan and repay borrowings under our revolving credit facility. See “Prospectus Supplement Summary — Recent Developments — Pending Acquisition.” Prior to the closing of the pending acquisition, we plan to use the net proceeds of the offering to repay outstanding indebtedness under our revolving credit facility. If the pending acquisition is not consummated, we intend to use any remaining net proceeds to fund a portion of our exploration and development activities and for general corporate purposes, which may include leasehold interest and property acquisitions, repayment of indebtedness and working capital.

As of June 30, 2014, our revolving credit facility, which matures on September 11, 2019, had $84 million of borrowings outstanding and a weighted average interest rate of 2.41% per annum. As of June 30, 2014, we also had outstanding $82.5 million under our existing secured second lien term loan that matures on September 11, 2019 and an interest rate of 8.75% per annum.

Certain of the underwriters are acting, and will continue to act, as lenders under our revolving credit facility and, in such capacity, may receive net proceeds from this offering used to repay borrowings outstanding thereunder. See “Underwriting; Conflicts of Interest.”

CAPITALIZATION

The following table sets forth, on an unaudited basis, our cash and cash equivalents and capitalization as of June 30, 2014 on an actual basis and on an as adjusted basis to give effect to this offering and the new secured second lien term loan and the application of the estimated net proceeds as described in the “Use of Proceeds” as if this offering, the new secured second lien term loan and the pending acquisition had occurred on June 30, 2014. The table below should be read in conjunction with, and is qualified in its entirety by reference to “Use of Proceeds” in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2014, which are incorporated by reference herein.

	As of June 30, 2014
	Actual	As Adjusted
	(in thousands)
Cash and Cash Equivalents	$1,172	$4,800

Long-term debt, less current portion[1]:
Senior secured revolving credit facility	84,000	—
Secured second lien term loan	82,500	—
New secured second lien term loan	—	275,000

Total long-term debt	$166,500	$275,000

Stockholders’ Equity
Common stock	$408	$533
Series A preferred stock	16	16
Additional paid in capital	402,375	520,898
Retained deficit	(120,210)	(121,680)

Total stockholders’ equity	$282,589	$399,767

Total capitalization	$449,089	$674,767

[1]	We have received a commitment to provide an amended senior secured revolving credit facility and new secured second lien term loan in connection with the pending acquisition. See “Prospectus Supplement Summary — Recent Developments — Pending Acquisition.”

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed and traded on the NYSE under the symbol “CPE.” The following table sets forth the range of high and low sales prices of our common stock for the periods presented:

	Common Stock
	High	Low
Year ending December 31, 2014
Third quarter (through September 5)	$12.09	$8.46
Second quarter	11.75	8.15
First quarter	9.00	6.13
Year ending December 31, 2013
Fourth quarter	$7.60	$5.18
Third quarter	5.49	3.40
Second quarter	4.00	3.19
First quarter	5.82	3.62
Year ending December 31, 2012
Fourth quarter	$6.36	$4.05
Third quarter	6.55	4.11

The closing price of our common stock on the NYSE on September 5, 2014 was $10.06 per share. On September 3, 2014, we had 40,915,039 issued and outstanding shares of common stock, which were held by 3,067 holders of record. Holders of record do not include owners for whom common stock may be held in “street” name or whose common stock is restricted.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. In addition, the terms of our revolving credit facility restrict the payment of dividends to the holders of our common stock and any other equity holders.

UNDERWRITING; CONFLICTS OF INTEREST

We are offering the shares of common stock described in this prospectus supplement through the underwriters named below. Johnson Rice & Company L.L.C. and Scotia Capital (USA) Inc. are acting as the representatives of the underwriters named below. Subject to the terms and conditions of the underwriting agreement between us and the representatives, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Johnson Rice & Company L.L.C.
Scotia Capital (USA) Inc.
Canaccord Genuity, Inc.
Stephens Inc.
Sterne, Agee & Leach, Inc.
Brean Capital, LLC
Capital One Southcoast, Inc.
Global Hunter Securities, LLC
IBERIA Capital Partners L.L.C.
MLV & Co. LLC
Northland Securities, Inc.

Total	12,500,000

“Northland Capital Markets” is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

The underwriting agreement provides that the underwriters’ obligation to purchase our common stock is subject to approval of legal matters by counsel and the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the conditions that the representations and warranties made by us to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets, and that we deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares of common stock.

Option to Purchase Additional Common Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,875,000 additional shares of common stock at the public offering price per share less the underwriting discount and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering.

Underwriting Discount and Commissions and Offering Expenses

The underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $         per share of common stock. After the common stock is released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The following table summarizes the compensation to be paid to the underwriters by us:

Total
	Per Share	No Option Exercise	Full Option Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $        .

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

Lock-Up Agreements

We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representatives, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, except for the sale to the underwriters in this offering, the issuance by us of any securities or options to purchase common stock under existing, amended or new employee benefit plans maintained by us and the filing of or amendment to any registration statement related to the foregoing, the issuance by us of securities in exchange for or upon conversion of our outstanding securities described herein or certain transfers in the case of officers or directors in the form of bona fide gifts, intra family transfers and transfers related to estate planning matters. Notwithstanding the foregoing, if (1) during the last 17 days of such 90-day restricted period we issue an earnings release or (2) prior to the expiration of such 90-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release; provided, however, that this sentence will not apply if, as of the expiration of the restricted period, our common stock is an “actively-traded security” as defined in Regulation M.

Price Stabilization, Short Positions and Penalty Bids; Passive Market Making

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. In connection with this offering, the underwriters may engage in passive market making transactions in the shares of common stock in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares of common stock for sale to their online brokerage account holders. The common stock will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common stock may be sold by the underwriters to securities dealers who resell common stock to online brokerage account holders.

Other than this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference or registration statement of which the prospectus supplement forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common stock. The underwriters are not responsible for information contained in websites that they do not maintain.

Relationship with the Underwriters

From time to time, certain of the underwriters and their respective affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

Conflicts of Interest

Affiliates of Capital One Southcoast, Inc. and IBERIA Capital Partners L.L.C. are lenders under our revolving credit agreement and they may receive more than 5% of the net proceeds of this offering in connection with the repayment of amounts under such credit agreement. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. In accordance with Rule 5121, Capital One Southcoast, Inc. and IBERIA Capital Partners L.L.C. will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the transaction from the account holder. See “Use of Proceeds.”

LEGAL MATTERS

Certain legal matters regarding the validity of the shares of common stock that are offered hereby will be passed upon for us by Haynes and Boone, LLP. Certain legal matters will be passed upon for the underwriters by Porter Hedges LLP.

EXPERTS

The consolidated financial statements of Callon Petroleum Company appearing in Callon Petroleum Company’s Annual Report (Form 10-K) for the year ended December 31, 2013, and the effectiveness of Callon Petroleum Company’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses for the properties acquired in the pending acquisition incorporated by reference in this prospectus supplement has been audited by Melton & Melton LLP, an independent accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statement has been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information included or incorporated by reference in this prospectus supplement regarding estimated quantities of proved reserves as of December 31, 2013 using SEC guidelines, were prepared or derived from estimates prepared by Huddleston and Co., independent petroleum engineers. These estimates are included in this prospectus supplement in reliance on the authority of such firm as experts in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Callon Petroleum Company, who file electronically with the SEC. The address of that web site is www.sec.gov. Unless specifically listed under “Incorporation of Certain Documents by Reference” below, the information contained on the SEC website is not incorporated by reference in this prospectus supplement and you should not consider that information a part of this prospectus supplement.

In addition, our common stock is listed on the NYSE and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the common stock is completed (unless otherwise stated, other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed):

•	Our Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 13, 2014;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed on May 8, 2014 as amended on Form 10-Q/A on June 11, 2014, and our Quarterly Report on Form 10-Q for the quarter period ended June 30, 2014 filed on August 6, 2014;

•	Our Current Reports on Form 8-K filed on January 16, 2014, February 3, 2014, February 14, 2014, February 20, 2014, March 4, 2014, March 10, 2014, March 12, 2014 (two reports), March 13, 2014, April 11, 2014, May 8, 2014, May 19, 2014, June 13, 2014, August 6, 2014, September 4, 2014 and September 8, 2014;

•	The information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 from our definitive proxy statement on Schedule 14A, filed on March 31, 2014; and

•	The description of our common stock contained in our Registration Statement on Form 8-B filed with the SEC on October 3, 1994 and any amendments or reports filed for the purpose of updating that description.

All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and that are deemed “filed” prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus supplement.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may obtain any of the documents incorporated by reference in this prospectus supplement from the SEC through the SEC’s website at the address provided above. We will provide you a copy of any or all of the information that has been incorporated by reference in this prospectus supplement (including exhibits to those documents specifically incorporated by reference in this document), at no cost, upon your written or oral request to us at the following address or telephone number:

Callon Petroleum Company

200 North Canal Street

Natchez, Mississippi 39120

Telephone: (601) 442-1601

Attn: Investor Relations

Prospectus

CALLON PETROLEUM COMPANY

$400,000,000

Debt Securities

Preferred Stock

Common Stock

Warrants

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, all prospectus supplements and all other documents incorporated by reference in this prospectus before you invest in our securities. Our common stock is quoted on The New York Stock Exchange under the symbol “CPE.”

THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISKS. RISKS ASSOCIATED WITH AN INVESTMENT IN OUR SECURITIES WILL BE DESCRIBED IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND OUR PERIODIC AND OTHER REPORTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, AS DESCRIBED IN “RISK FACTORS” ON PAGE 2. YOU SHOULD CAREFULLY CONSIDER THOSE RISK FACTORS BEFORE INVESTING.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 17, 2012.

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ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. Under this registration statement, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings with an aggregate offering price of up to $400,000,000. This prospectus provides you with a general description of the securities we may offer. This prospectus does not contain all the information set forth in the registration statement as permitted by the rules of the SEC. Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. That prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

You should rely only on the information contained in this prospectus and in any applicable prospectus supplement, including any information incorporated by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate at any date other than as of the date of each such document. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the cover page of such documents.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe these restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

When used in this prospectus or in any supplement to this prospectus, the terms “Callon,” the “Company,” “we,” “our” and “us” refer to Callon Petroleum Company and its subsidiaries, unless otherwise indicated or the context otherwise requires.

OUR COMPANY

We have been engaged in the exploration, development, acquisition and production of oil and gas properties since 1950.

In late 2008, our management shifted our operational focus from exploration in the Gulf of Mexico to building an onshore asset portfolio in order to provide a multi-year, low-risk drilling program in both oil and natural gas basins. The transition from offshore to onshore has been and is expected to continue to be primarily funded by reinvesting onshore the cash flows from our legacy Gulf of Mexico properties. As of December 31, 2010, we had estimated net proved reserves of 8.1 million barrels of oil and 33.0 billion cubic feet of natural gas, or 13.6 million barrels of oil equivalent and approximately 50% of our net proved reserves were located onshore in the Permian Basin Wolfberry and Haynesville Shale plays, compared to only 16.5% located onshore at December 31, 2009.

We are a Delaware corporation with our principal executive office located at 200 North Canal Street, Natchez, Mississippi 39120. Our telephone number at that address is (601) 442-1601. We maintain a website on the Internet at www.callon.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. The risks so described are not the only risks facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. Furthermore, the trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as anticipate,” “project,” “intend,” “estimate,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “plan,” “forecast,” “target” or similar expressions intended to identify forward-looking statements.

All statements, other than statements of historical facts, included in this prospectus and the documents incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as:

•	our oil and gas reserve quantities, and the discounted present value of these reserves;

•	the amount and nature of our capital expenditures;

•	drilling of wells;

•	the timing and amount of future production and operating costs;

•	business strategies and plans of management; and

•	prospect development and property acquisitions.

Some of the risks, which could affect our future results and could cause results to differ materially from those expressed in our forward-looking statements, include:

•	general economic conditions including the availability of credit and access to existing lines of credit;

•	the volatility of oil and natural gas prices;

•	the uncertainty of estimates of oil and natural gas reserves;

•	the impact of competition;

•	the availability and cost of seismic, drilling and other equipment;

•	operating hazards inherent in the exploration for and production of oil and natural gas;

•	difficulties encountered during the exploration for and production of oil and natural gas;

•	difficulties encountered in delivering oil and natural gas to commercial markets;

•	changes in customer demand and producers’ supply;

•	the uncertainty of our ability to attract capital and obtain financing on favorable terms;

•	compliance with, or the effect of changes in, the extensive governmental regulations regarding the oil and natural gas business including those related to climate change and greenhouse gases;

•	actions of operators of our oil and gas properties;

•	weather conditions; and

•	the risk factors discussed under the heading “Risk Factors” in this prospectus and any prospectus supplement and those discussed in the documents we have incorporated by reference.

Consequently, all of the forward-looking statements made in this prospectus, and the documents incorporated by reference in this prospectus, are qualified by these cautionary statements and we cannot assure you that the actual results or developments anticipated by us will be realized or, even if realized, that they will have the expected consequences to or effects on us, our business or operations. We have no intention, and disclaim any obligation, to update or revise any forward looking statements, whether as a result of new information, future results or otherwise.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, including without limitation repaying or refinancing all or a portion of our existing short-term and long-term debt, making acquisitions of assets, businesses or securities, capital expenditures and for working capital. We will have significant discretion in the use of any net proceeds. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities or guaranteed obligations of the United States or its agencies.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. We have calculated the ratio of earnings to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. “Fixed charges” consist of interest expensed and capitalized.

	Six Months Ended June 30, 2011
		Year Ended December 31,
		2010	2009	2008		2007	2006
Ratio of earnings to fixed charges	3.95	1.38	2.72	—	(1)	1.39	3.32

(1)	For the year ended December 31, 2008, we recognized a $485.5 million non-cash ceiling test write-down of our oil and gas properties. As a result, earnings in 2008 were insufficient to cover fixed charges by $485.4 million, and therefore no ratio is shown.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated are identical to the ratios presented in the table above.

DESCRIPTION OF DEBT SECURITIES

The debt securities of Callon covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities on a senior unsecured basis under one or more separate indentures between us, one or more of our subsidiaries, if any, that may be guarantors (the “Subsidiary Guarantors”) and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a senior indenture. We will issue subordinated debt securities under one or more separate indentures between us, the Subsidiary Guarantors, if any, and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a subordinated indenture. We refer to the senior indentures and the subordinated indentures collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination. The senior debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt of Callon (as defined with respect to the series of subordinated debt securities) and may rank equally with or senior or junior to our other subordinated debt that may be outstanding from time to time.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete and is qualified in its entirety by reference to the indentures. When debt securities are offered, the applicable prospectus supplement will explain the particular terms of such offered debt securities and the extent to which these general provisions may apply. If there are any differences between the prospectus supplement and this prospectus, the prospectus supplement will control. We have incorporated by reference the form of senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to Callon mean only Callon Petroleum Company.

Provisions Applicable to Each Indenture

General. The indentures do not limit the amount of debt securities that may be issued under that indenture, and do not limit the amount of other unsecured debt or securities that Callon may issue. Callon may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. The indentures also give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series.

Callon conducts substantially all of its operations through subsidiaries, and those subsidiaries generate substantially all its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of Callon. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of Callon to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of the subsidiaries of Callon on their assets and earnings, to the extent Callon’s subsidiaries do not guarantee the debt securities.

The indentures do not contain any covenants or other provisions designed to protect holders of the debt securities in the event Callon participates in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require Callon to repurchase its securities in the event of a decline in Callon’s credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms. The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether the debt securities are entitled to a guarantee of any Subsidiary Guarantors;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples thereof;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities of Callon or any other entity;

•	with respect to any subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not prohibited by the applicable indenture.

Callon may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If Callon sells these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If Callon sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Consolidation, Merger and Sale of Assets or any Subsidiary Guarantors. The indentures generally permit a consolidation or merger between Callon or any Subsidiary Guarantor and another entity. They also permit Callon or any Subsidiary Guarantors to sell, lease, convey, transfer or otherwise dispose of all or substantially all of their assets. Callon and any Subsidiary Guarantors have agreed, however, that they will not consolidate with or merge into any entity or sell, lease, convey, transfer or otherwise dispose of all or substantially all of their assets to any entity unless:

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction; and

•

if Callon or the Subsidiary Guarantor, as the case may be, is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the due and punctual payments on the debt securities and the performance of its covenants and obligations under the indenture and the debt securities.

Upon any such consolidation or merger in which Callon is not the continuing entity or any such asset sale, lease, conveyance, transfer or disposition involving Callon, the resulting entity or transferee will be substituted for Callon under the applicable indenture and debt securities. In the case of an asset sale, conveyance, transfer or disposition other than a lease, Callon will be released from the applicable indenture.

Events of Default. Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest when due on that series of debt securities for 30 days;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to make any sinking fund payment when required for that series for 30 days;

•

failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of one or more other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•

specified events involving bankruptcy, insolvency or reorganization of Callon Petroleum Company or any Subsidiary Guarantor, if such Subsidiary Guarantor is a guarantor with respect to that series of debt securities and it is a “significant subsidiary” as defined in Article I, Rule 1-02 of Regulation S-X promulgated under the Securities Act;

•	specified events involving the guarantees; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The indentures provide that the trustee generally must mail notice of a default or event of default of which it has actual knowledge to the registered holders of the applicable debt securities within 90 days of occurrence. However, the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. If any other event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the event of default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•

with respect to debt securities of a series, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising as a result of specified events of default; or

•

with respect to all debt securities issued under the applicable indenture that are affected, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising other than as a result of such specified events of default.

The trustee, however, may refuse to follow any such direction that conflicts with law or the indentures, is unduly prejudicial to the rights of other holders of the debt securities, or would involve the trustee in personal liability. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

The indentures require Callon to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

Modification and Waiver. Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security issued under the indenture and affected, however, no modification to that indenture may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on the debt security;

•

make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

•	waive a continuing default or event of default regarding any payment on the debt securities.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•

to provide for the assumption of the obligations under the indenture of Callon by a successor upon any merger or consolidation or asset sale, lease, conveyance, transfer or other disposition of all or substantially all of our assets, in each case as permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights Callon has under the indenture;

•	to add events of default with respect to any debt securities;

•

to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; provided, that any change made solely to conform the provisions of the indenture to a description of debt securities in a prospectus supplement will not be deemed to adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•

to supplement the provisions of an indenture to permit or facilitate defeasance or discharge of securities that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at Callon’s option, either of the following will occur:

•	Callon and any Subsidiary Guarantors will be discharged from their obligations with respect to the debt securities of that series (“legal defeasance”); or

•

Callon and any Subsidiary Guarantors will no longer have any obligation to comply with the consolidation, merger, and sale of assets covenant and other specified covenants relating to the debt securities of that series, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of Callon to pay principal, premium and interest on the debt securities and, if applicable, a Subsidiary Guarantor’s guarantee of the payments, will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

Governing Law. New York law will govern the indentures, the debt securities and the guarantees.

Trustee. If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

Each indenture contains limitations on the right of the trustee, if it becomes a creditor of Callon or any Subsidiary Guarantor, if applicable, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with Callon or any Subsidiary Guarantor, if applicable. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Form, Exchange, Registration and Transfer. The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent Callon designates. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents Callon initially designates, Callon may at any time rescind that designation or approve a change in the location through which any transfer agent acts. Callon is required to maintain an office or agency for transfers and exchanges in each place of payment. Callon may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, Callon will not be required to register the transfer or exchange of:

•

any debt security during a period beginning 15 business days prior to the mailing of any notice of redemption or mandatory offer to repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agent. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At Callon’s option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments will be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. Callon may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the due date to the date of that payment on the next succeeding business date. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices. Any notice required by the indentures to be provided to holders of the debt securities will be given by mail to the registered holders at the addresses as they appear in the security register.

Replacement of Debt Securities. Callon will replace any debt securities that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debt securities or evidence of the loss, theft or destruction satisfactory to Callon and the trustee. In the case of a lost, stolen or destroyed debt security, indemnity satisfactory to the trustee and Callon may be required at the expense of the holder of the debt securities before a replacement debt security will be issued.

Book-Entry Debt Securities. The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Subordinated Debt Securities

Subordination. Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, as described below. Unless we inform you otherwise in the prospectus supplement, Callon may not make any payment of principal of or any premium or interest on the subordinated debt securities if it fails to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

The subordination does not affect Callon’s obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture does not limit the amount of Senior Debt that Callon may incur. As a result of the subordination of the subordinated debt securities, if Callon becomes insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in a prospectus supplement, “Senior Debt” will mean all debt, including guarantees, of Callon, unless the debt states that it is not senior to the subordinated debt securities or other junior debt of Callon. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under a subordinated indenture.

Guarantee

The Subsidiary Guarantors may fully and unconditionally guarantee on an unsecured basis the full and prompt payment of the principal of and any premium and interest on the debt securities issued by Callon when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantee provides that in the event of a default in the payment of principal of or any premium or interest on a debt security, the holder of that debt security may institute legal proceedings directly against the applicable Subsidiary Guarantor to enforce the guarantee without first proceeding against Callon. If senior debt securities are so guaranteed, the guarantee will rank equally with all of the Subsidiary Guarantor’s other unsecured and unsubordinated debt from time to time outstanding and senior to any subordinated debt of the Subsidiary Guarantor. If subordinated debt securities are so guaranteed, the guarantee will be subordinated to all of the Subsidiary Guarantor’s other unsecured and unsubordinated debt from time to time outstanding.

The obligations of any Subsidiary Guarantor under the guarantee will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to any other contingent and fixed liabilities of the Subsidiary Guarantor.

The guarantee may be released under certain circumstances. If Callon exercises its legal or covenant defeasance option with respect to debt securities of a particular series as described above in “—Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, any Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•

automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not an affiliate of Callon, of all of Callon’s equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into Callon or the liquidation and dissolution of the Subsidiary Guarantor; or

•

following delivery of a written notice by Callon to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of Callon’s for borrowed money, except for any series of debt securities.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which is incorporated by reference in this prospectus. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law.

Common Stock

We are currently authorized to issue up to 60,000,000 shares of common stock, par value $0.01 per share. As of September 13, 2011, there were 39,381,693 shares of common stock outstanding. Holders of our common stock are entitled to cast one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of our common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for such purpose and, upon the liquidation, dissolution or winding up of the company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. There are no redemption or sinking fund provisions that are applicable to our common stock. Subject only to the requirements of the Delaware General Corporation Law, or DGCL, the board of directors may issue shares of our common stock without stockholder approval, at any time and from time to time, to such persons and for such consideration as the board of directors deems appropriate. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully paid and nonassessable.

Preferred Stock

We are authorized to issue up to 2,500,000 shares of preferred stock, par value $0.01 per share. As of September 13, 2011, there were no shares of preferred stock outstanding. Shares of preferred stock may be issued from time to time in one or more series as the board of directors may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of preferred stock may differ from those of any and all other series of preferred stock at any time outstanding, and, subject to certain limitations of our certificate of incorporation and the DGCL, the board of directors may fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of each such series of preferred stock.

The issuance of any such preferred stock could adversely affect the rights of the holders of our common stock and therefore, reduce the value of the common stock. The ability of the board of directors to issue preferred stock could discourage, delay, or prevent a takeover of us.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Preferred Stock. Our certificate of incorporation permits our board of directors to authorize and issue one or more series of preferred stock, which may render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Staggered Board of Directors. Our certificate of incorporation and bylaws divide our board of directors into three classes, as nearly equal in number as possible, serving staggered three-year terms. The certificate of incorporation and bylaws also provide that the classified board provision may not be amended without the affirmative vote of the holders of 80% or more of the voting power of our capital stock. The classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to effect a change in control of the board of directors, unless the articles of incorporation are amended.

Limitation on Directors’ Liability. Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by this law. Specifically, our directors will not be personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•	for any breach of their duty of loyalty to the company or our stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	under provisions relating to unlawful payments of dividends or unlawful stock repurchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our stockholders.

Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the President or by the Board of Directors or at the request of stockholders owning 80% or more of the entire capital stock issued and outstanding and entitled to vote.

Requirements for Advance Notification of Stockholder Nominations. Our bylaws and certificate of incorporation establish advance notice procedures with respect to stockholder nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder Action By Written Consent. Our certificate of incorporation and bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected is approved by the written consent of all of the stockholders entitled to vote thereon. This provision, which may not be amended except by the affirmative vote of holders of at least 80% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board of directors.

Amendment of the Bylaws. Under Delaware law, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to make, alter or repeal our bylaws at any regular or special meeting of the board of directors. By majority vote, our stockholders may make, alter or repeal our bylaws but provisions of the bylaws relating to stockholder meetings, directors, and amendment of the bylaws may only be amended by holders of at least 80% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Delaware Anti-Takeover Statute

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents us from engaging in a business combination with an “interested stockholder” (generally, a person owning 15% or more of our outstanding voting stock) for three years following the time that person becomes a 15% stockholder unless either:

•	before that person became a 15% stockholder, our board of directors approved the transaction in which the stockholder became a 15% stockholder or approved the business combination;

•

upon completion of the transaction that resulted in the stockholder’s becoming a 15% stockholder, the stockholder owns at least 85% of our voting stock outstanding at the time the transaction began (excluding stock held by directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•

after the transaction in which that person became a 15% stockholder, the business combination is approved by our board of directors and authorized at a stockholder meeting by at least two-thirds of the outstanding voting stock not owned by the 15% stockholder.

Under the Section 203, these restrictions also do not apply to certain business combinations proposed by a 15% stockholder following the disclosure of an extraordinary transaction with a person who was not a 15% stockholder during the previous three years or who became a 15% stockholder with the approval of a majority of our directors. This exception applies only if the extraordinary transaction is approved or not opposed by a majority of our directors who were directors before any person became a 15% stockholder in the previous three years, of the successors of these directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF WARRANTS

We may issue warrants entitling the holder to purchase our debt securities, preferred stock or common stock as described in the prospectus supplement relating to the issuance of the warrants. Warrants may be issued independently or together with other of our securities and may be attached to or separate from other securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company that acts as warrant agent. The warrant agent will act solely as our agent in connection with warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you.

The prospectus supplement will describe the terms of any warrants offered, including the following:

•	the amount of warrants to be registered and the purchase price and manner of payment to acquire the warrants;

•	a description, including amount, of the debt securities, preferred stock or common stock which may be purchased upon exercise;

•	the exercise price which must be paid to purchase the securities upon exercise of a warrant and any provisions for changes or adjustments in the exercise price;

•	any date on which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;

•	the dates on which the right to exercise the warrants shall commence and expire;

•	a discussion of certain U.S. federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other material terms of the warrants.

Holders of warrants will not have any of the rights of holders of our debt securities, preferred stock or common stock that may be purchased upon exercise until they exercise the warrants and receive the underlying securities. These rights include the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indentures or to receive payments of dividends on the preferred stock or common stock which may be purchased upon exercise or to exercise any voting right.

Exercise of Warrants

After the close of business on the expiration date described in the prospectus supplement, warrants will expire and the holders will no longer have the right to exercise the warrants and receive the underlying securities. Warrants may be exercised by delivering a properly completed certificate in the form attached to the warrants and payment of the exercise price as provided in the prospectus supplement. We will issue and deliver our debt securities, preferred stock or common stock as soon as possible following receipt of the certificate and payment described above. If less than all of the warrants represented by a certificate are exercised, we will issue a new certificate for the remaining warrants. The foregoing terms of exercise may be modified by us in a prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus and applicable prospectus supplements:

•	through underwriters or dealers;

•	through agents;

•	directly to purchasers; or

•	through a combination of any such methods of sale.

If underwriters are used to sell the securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that event, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

The applicable prospectus supplement relating to the securities will set forth:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us, if any, from such sale;

•	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of The New York Stock Exchange or any other exchange on which our common stock may be listed or quoted at the time of the sale:

•	at a fixed price or prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

If we were to issue rights on a pro rata basis to our stockholders, we may be able to use this prospectus to offer and sell the securities underlying the rights. We may also be able to use the prospectus to offer and sell securities to be received upon conversion of any convertible securities we may issue or upon exercise of transferable warrants that may be issued by us or an affiliate.

Any underwriters, dealers, and agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters, dealers or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters, dealers or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on The New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled “Plan of Distribution” or “Underwriting” in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed with or incorporated by reference as part of the registration statement. We file reports, proxy and information statements and other information with the SEC. You may read any materials we have filed with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the SEC. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the SEC, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2010, filed on March 15, 2011 and March 18, 2011.

•

The description of our common stock contained in the Registration Statement on Form 8-B filed with the SEC on October 3, 1994, including any future amendment or report for the purpose of updating such description.

•	Quarterly Reports on Form 10-Q for the three months ended March 31, 2011, filed on May 10, 2011; and for the three months ended June 30, 2011, filed on August 8, 2011.

•

The following Current Reports on Form 8-K filed by us with the SEC on February 3, 2011, February 7, 2011, February 17, 2011, February 22, 2011, March 16, 2011, March 18, 2011, March 22, 2011, May 12, 2011 (film no. 11833943), May 12, 2011 (film no. 11835468), May 13, 2011 and August 9, 2011.

In addition, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of the initial registration statement and prior to the effectiveness of the registration statement, until all offerings under this registration statement are completed, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

You may get copies of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to the Corporate Secretary, Callon Petroleum Company, 200 North Canal Street, Natchez, Mississippi 39120 or calling (601) 442-1601.

LEGAL MATTERS

The validity of the securities to be offered hereby will be passed upon by Haynes and Boone, LLP, and as to certain of the guarantors, by Copeland, Cook, Taylor & Bush, P.A. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters, dealers or agents, if any, that counsel will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Callon Petroleum Company appearing in Callon Petroleum Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and effectiveness of internal control over financial reporting as of December 31, 2010 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information incorporated by reference in this prospectus as of December 31, 2010 relating to our estimated quantities of our proved reserves and future revenue is derived from a report prepared by Huddleston & Co., Inc., independent petroleum engineers, as stated in their report with respect thereto. This information is incorporated in this prospectus in reliance upon the authority of said firm as experts with respect to the matters covered by their report and the giving of their report.

12,500,000 Shares

Callon Petroleum Company

Joint Book-Running Managers

Johnson Rice & Company L.L.C.         Scotiabank / Howard Weil

Senior Co-Managers

Canaccord Genuity	Stephens Inc.	Sterne Agee

Co-Managers

Brean Capital
Capital One Securities
Global Hunter Securities
IBERIA Capital Partners L.L.C.
MLV & Co.
Northland Capital Markets

September     , 2014